

Mail Stop 4631

October 31, 2016

Via E-mail
Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

      Re: **Sturm, Ruger & Company, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2015
                 Filed February 24, 2016
                 Definitive Proxy Statement on Schedule 14A
                 Filed March 18, 2016
                 File No. 1-10435

Dear Mr. Dineen:

We have reviewed your October 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2016 letter.

Definitive Proxy Statement filed March 18, 2016

Grants of Plan-Based Awards Table, page 32

1.   We note your response to comment three of our letter dated September 13, 2016. We note that your draft disclosure for the estimated future payouts under equity incentive plan awards has identical amounts for threshold, target and maximum levels for each executive officer. Based on your disclosure on page 23 it appears that the threshold, target and maximum should be different amounts. Please advise.

2.   We note Footnote one to the draft Grants of Plan-Based Awards Table. We do not agree with your conclusion that your Annual Performance based Non-equity Incentive plan does not need to be made in columns (c) through (e) of the Grants of Plan-Based Awards table because all cash bonuses earned by your named executive officers were paid prior and were reflected in the Summary Compensation Table. Item 402(d) of Regulation S-K requires disclosure concerning each grant of an award made to a named executive officer in the last completed fiscal year under any plan. The amounts specified by Item 402(d)(2)(iii) of Regulation S-K should be disclosed in columns (c) through (e) of your Grants of Plan-Based Awards table; the heading over the columns may be changed to "Estimated possible payouts under non-equity incentive plan awards." See Question 120.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Regulation S-K. Please revise your proposed revised disclosure Grants of Plan-Based Awards Table and confirm that you will comply with this in future filings.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction